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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                                Variagenics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



    Common Stock, $.01 par value and Common Stock underlying certain warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   922196-10-0
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                                 (CUSIP Number)



                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 922196-10-0                 13G                      PAGE 2 OF 4 PAGES
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                                  Schedule 13G
                                  ------------

Item 1(a).    Name of Issuer: Variagenics, Inc.
              --------------

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              60 Hampshire St., Cambridge, MA 02139

Item 2(a).    Names of Persons Filing:
              -----------------------
              (1) Forward Ventures III, L.P.; (2) Forward Ventures III Institutional Partners, L.P.; (3) Forward III Associates, L.L.C. (the sole general partner of Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P.); and (4) each of Standish M. Fleming and Ivor Royston, M.D. (the managing members of Forward III Associates, L.L.C.).

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------
              The address of the principal business office of each of Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward III Associates, L.L.C., Standish M. Fleming and Ivor Royston, M.D. is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

Item 2(c).    Citizenship:
              -----------
              Forward Ventures III, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward Ventures III Institutional Partners, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward III Associates, L.L.C. is a limited liability company organized under the laws of the State of Delaware. Each of Standish M. Fleming and Ivor Royston, M.D. is a United States citizen.

Item 2(d).    Title of Class of Securities:
              ----------------------------
              Common Stock, $.01 par value and Common Stock underlying certain warrants.

Item 2(e).    CUSIP Number:  922196-10-0
              ------------

Item 4.       Ownership.
              ---------
              Not Applicable.

Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              As a result of his death on December 27, 2002, Jeffrey Sollender is no longer deemed to share voting or investment power over the shares of Common Stock and is no longer a beneficial owner of more than 5% of the outstanding Common Stock of Variagenics, Inc.

              Each reporting person has ceased to own beneficially more than 5% of the outstanding Common Stock of Variagenics, Inc.

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CUSIP NO. 922196-10-0                 13G                      PAGE 3 OF 4 PAGES
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2003



FORWARD VENTURES III, L.P.

By:  Forward III Associates, L.L.C.

     By: /s/ STANDISH M. FLEMING
         ---------------------------
         Standish M. Fleming
         Managing Member


FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

By:  Forward III Associates, L.L.C.

     By: /s/ STANDISH M. FLEMING
         ---------------------------
         Standish M. Fleming
         Managing Member


FORWARD III ASSOCIATES, L.L.C.

By: /s/ STANDISH M. FLEMING
    ---------------------------
    Standish M. Fleming
    Managing Member


/s/ STANDISH M. FLEMING
------------------------------------
Standish M. Fleming


/s/ IVOR ROYSTON, M.D.
------------------------------------
Ivor Royston, M.D.
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CUSIP NO. 922196-10-0                 13G                      PAGE 4 OF 4 PAGES
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                                    AGREEMENT
                                    ---------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Variagenics, Inc.

     EXECUTED this 7th day of February, 2003.


FORWARD VENTURES III, L.P.

By:  FORWARD III ASSOCIATES, L.L.C.

     By: /s/ STANDISH M. FLEMING
         ---------------------------
         Standish M. Fleming
         Managing Member


FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

By:  FORWARD III ASSOCIATES, L.L.C.

     By: /s/ STANDISH M. FLEMING
         ---------------------------
         Standish M. Fleming
         Managing Member


FORWARD III ASSOCIATES, L.L.C.

By: /s/ STANDISH M. FLEMING
    ---------------------------
    Standish M. Fleming
    Managing Member


/s/ STANDISH M. FLEMING
------------------------------------
Standish M. Fleming


/s IVOR ROYSTON, M.D.
------------------------------------
Ivor Royston, M.D.